ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2004

March 31, 2005

TABLE OF CONTENTS

NORTHGATE MINERALS CORPORATION	ii

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Note: All dollar figures in this Annual Information Form are shown in United States dollars unless otherwise stated. As most of Northgate Minerals Corporation's ("Northgate" or "the Corporation") expenses are in Canadian dollars and virtually all of the revenues are in US dollars, the reader is directed to the section on Risk Factors for a discussion of the effect of changing exchange rates between Canadian and US dollars.

All documents incorporated by reference have been filed and are available under the Northgate Minerals Corporation company profile at www.sedar.com.

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DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in this Annual Information Form ("AIF"). The Annual report is filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise indicated:

  "mineral resource" means a concentration or occurrence of material of economic interest in or on the earth's crust in such form and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

  "measured resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

  "indicated resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

  "inferred resource" means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be of limited or of uncertain quality and reliability.

  "reserve" means that part of a mineral deposit which could be economically and legally produced at the time of the reserve determination.

  "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so

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closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

  "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

RISK FACTORS

Recent Earnings

The Corporation had net earnings of $31.2 million in 2004, $4.0 million in 2003 and incurred a net loss of $19.7 million in 2002. The Corporation's profitability depends on the prices of gold and copper, the exchange rate between Canadian and United States dollars, levels of gold and copper production, cash operating costs and other factors, the impacts of which are discussed in the following sections.

Cash Costs of Gold Production at the Kemess South Mine

The Corporation's cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the price and production level of copper, the revenue from which is offset against the cost of gold production, the treatment and refining charges for copper concentrate and the US dollar/Canadian dollar exchange rate. As these factors are beyond the Corporation's control, there can be no assurance that the Corporation will be able to achieve low cash cost gold production.

Sensitivity to Metal Prices

The Corporation's earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining, although the Corporation does not directly produce gold or copper. The Corporation produces a gold bearing copper concentrate that is shipped to third party smelters for extraction of these metals. In this respect, the Corporation is affected by the global market for gold bearing copper concentrate. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation's financial performance or results of operations. If the Corporation's revenues from the sale of gold and copper fall below the Corporation's cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Under the Corporation's Risk Management Policy, approved by its board of directors, the Corporation intends to make use of copper/FX/energy hedging strategies where appropriate. There is however, no assurance that the Corporation's hedging strategies will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation's financial performance and results of operations.

The Corporation's only hedge positions at this time are off-balance sheet forward gold sales contracts. These were entered into as a requirement of obtaining a syndicated project loan facility in order to guarantee minimum revenues from gold produced. At December 31, 2004, this facility and the associated gold forward sales contracts were unconditionally guaranteed by Brascan Financial Corporation ("Brascan"), formerly a related party to whom the Corporation pays a guarantee fee of 1% per year of the outstanding loan amount.

At December 31, 2004, the Corporation's forward sales contracts totalled 261,000 ounces of gold at an average price of $307 per ounce. These contracts mature on a monthly basis between January 2005 and December 2007 and it is anticipated that these will be settled financially and the resulting gain or loss taken into income. The unrealized loss on these contracts as of December 31, 2004 was approximately $37,376,000.

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The volatility of gold prices is illustrated in the following table, which sets forth for the periods indicated the high, low and average fixing prices for gold on the London Bullion Market (the "London AM Fix").

	2004	2003	2002	2001	2000
High price ($ per ounce)	456	417	349	293	319
Low price ($ per ounce)	373	320	278	256	262
Average price ($ per ounce)	410	364	310	271	278

On December 31, 2004, the London AM Fix was $ 438 per ounce of gold.

The following table sets forth for the periods indicated the high, low and average prices on the London Metal Exchange for copper.

	2004	2003	2002	2001	2000
High price ($ per pound)	1.49	1.05	0.77	0.83	0.91
Low price ($ per pound)	1.06	0.70	0.64	0.60	0.73
Average price ($ per pound)	1.30	0.81	0.71	0.72	0.82

On December 31, 2004, the London Metal Exchange Grade A copper settlement price was $1.487 per pound.

Sensitivity to Foreign Exchange Rates

The Corporation's operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate ("FX"). As noted previously, the Corporation's revenues are denominated in US dollars and most of the expenses are denominated in Canadian dollars, therefore exchange rate movements can have a significant impact on all of the Corporation's costs. Based upon the Corporation's 2004 after-tax operating results, a one-cent change in the average annual US/Canadian dollar exchange rate would affect both net income and operating cash flow by approximately $1.6 million. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation's financial performance and results of operations. As of December 31, 2004, the Corporation had no outstanding foreign currency options or forward foreign exchange contracts.

The following table sets forth for the periods indicated, the high, low and average exchange rates of the United States dollar into Canadian dollars:

	2004	2003	2002	2001	2000

Average Rate	1.3015	1.4010	1.5702	1.5519	1.4855

High Rate	1.4003	1.5747	1.6128	1.6023	1.5592

Low Rate	1.1714	1.2924	1.5108	1.4933	1.4350

On December 31, 2004, the Bank of Canada quoted noon exchange rate between the Canadian and US dollar was 1.2036 Cdn$/US$.

Sensitivity to Interest Rates

Fluctuations in interest rates can affect the Corporation's results of operations and cash flows. The Corporation's bank debt and cash balances are subject to variable interest rates. A change of 100 basis points in interest rates is estimated to have approximately a $0.60 million after-tax impact on earnings and cash flow.

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The table below summarizes the approximate impact on the Corporation's 2005 earnings and cash flow of the variations in the commodity prices and foreign exchange rates, based on the projected production at the Kemess South mine if the change were to remain in effect for the full year.

Factor	Change	Earnings & Cash Flow Impact
		($ millions)

Gold Price	$10/ounce	1.5

Copper Price	$0.01/pound	0.65

US$/Cdn $ Exchange rate	$0.01	1.6

Interest rates	100 basis points.	0.6

Dependence on the Kemess South Mine and Development of Kemess North

The Corporation's mining and milling operations at Kemess South accounted for all of the Corporation's metal production in 2004 and will account for all of the Corporation's future metal production unless additional projects are acquired and/or brought into production. Any adverse condition affecting mining or milling conditions at the Kemess South mine could be expected to have a material adverse effect on the Corporation's financial performance or results of operations until such time as the condition is remedied or the Corporation's other exploration and development properties are brought into production. In addition, the Corporation's principal development program is the Kemess North Project. The feasibility study completed in October, 2004, involves engineering and design work to enable the extraction of ore and may present new or different challenges for the Corporation. In addition, some First Nations groups have expressed opposition to certain aspects of the project. There can be no assurance that the Corporation's current exploration and development programs in the Kemess region will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.

Dependence on Key Personnel

Northgate Minerals Corporation is dependent upon the services of key management personnel. The loss of any of these personnel, if not replaced, could have a materially adverse effect on Northgate's business and its operations. Northgate does not currently have key person insurance on these individuals.

Dependence on Unionized Employees

Northgate employs approximately 360 personnel through its wholly owned subsidiary, Kemess Mines Ltd. The majority of these personnel are represented by a union (the International Union of Operating Engineers Local 115) and the terms of their employment are subject to a collective bargaining agreement that expired December 31, 2004. This agreement was re-negotiated for a three year term, after a three day strike from February 22-24, 2005 that resulted in the mine being shut down for one week. There can be no assurance that there will not be any further labour disruptions from time to time.

Future Financing Risks

The development of Kemess North is projected to cost $190 million (Cdn $275 million) according to the feasibility study. While it is not possible to finalize financing prior to the time that permits are granted, the Corporation has begun a comprehensive review of the financing options so that it may proceed once development permits are granted. There can be no assurance that sufficient financing will be available to allow the project to proceed.

Uncertainty of Ore Reserves and Mineral Resources

Although the Corporation has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by the Corporation may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as

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the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Reserve Estimates

The figures for proven and probable mineral reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Corporation has estimated proven and probable mineral reserves based on a $375 per ounce gold price and a copper price of $1.00 per pound and a Canadian/US dollar exchange rate of 1.40. The market prices of gold and copper have for more than three years traded, on average, slightly below the price at which the Corporation estimates its reserves (3 year average prices are $361 $0.94 and 1.43 for Au, Cu and FX). Prolonged declines in the market price of gold and copper may render reserves containing relatively lower grades of gold and copper mineralization uneconomic to exploit and could reduce materially the Corporation's reserves. Should such reductions occur, the Corporation could be required to take a material write down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstance. However, the Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such case, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Income Tax

The Corporation does not currently pay taxes and does not anticipate doing so during the reserve life of the Kemess South mine at forecast commodity prices. It is possible that the Corporation may become cash taxable at some point in the future if commodity prices change or if Kemess North is brought into production.

Cost of Exploration and Development Programs

The Corporation's profitability is significantly affected by the cost and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.

Laws and Regulations

The Corporation's mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour

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standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Competition and Scarcity of Mineral Lands

Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.

Risk of Acquisitions

The Corporation is actively evaluating opportunities to acquire additional gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation's business, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation's success in its acquisition activities depends on its ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation's ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance the acquisition. Debt financing related to acquisition will expose the Corporation to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, the Corporation's pursuit of any future acquisition may have a materially adverse effect on its business, result of operations, financial condition, cash flows and liquidity.

Volatility of Share Price

The price of the Northgate's common shares may be highly volatile as a result of factors such as the following, some of which are beyond the Corporation's control:

  Fluctuations in the price of gold and copper and/or the Canadian$/US$ exchange rate

  Variations in reserve grade estimates

  Variations in the Corporation's operating results

  Operating results may vary from the expectations of securities analysts and investors

  Changes in expectations as to the Corporation's future financial performance, including estimates by securities analysts and investors

  Changes in market valuations of other gold companies

  Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors

  Additions or departures of key personnel

  Future issuances of the Corporation's common shares
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In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Northgate's common shares, regardless of its actual operating performance.

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1.0 CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

Northgate Minerals Corporation ("Northgate" or the "Corporation") was incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. In 1958, the Corporation was reorganized and its name changed to Northgate Exploration Limited. On May 14, 2004 the name was changed again to Northgate Minerals Corporation. A Restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, the Corporation obtained shareholder approval to continue the Corporation into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia). The Corporation was continued into British Columbia on January 31, 2003 under number C-663195.

The Corporation's head office is located at 815 Hornby Street, Suite 404 Vancouver British Columbia V6Z 2E6.

1.2 Inter-Corporate Relationships

The following table shows the subsidiaries through which Northgate holds its interests in certain mining or exploration properties, the jurisdictions of incorporation of the companies, and the percentage of voting and equity shares owned by Northgate or its subsidiaries.

In January 2003, the Corporation announced that it had reached an agreement with Royal Oak Ventures Inc. ("Royal Oak") to acquire its 5% minority interest in Kemess Mines Ltd., in exchange for 7,186,000 common shares of Northgate. The transaction closed on February 14, 2003, at which point the Corporation owned a 100% interest in Kemess Mines Ltd.

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1.3 Capital Structure

The authorized capital of the Corporation is an essentially unlimited number of Common, Class A and Class B preferred shares (100,000,000,000,000 shares of each class). The shares, warrants and options issued and outstanding as of December 31, 2004 are summarized in the table below.
Security Type	Outstanding	Expiry Date/Comments
	December 31, 2004

Common shares	200,491,050

Preferred shares	None

Common Share Purchase Warrants	17,857,135	Exercisable for one common
		share at Cdn $3.00 until
		December 28, 2006

Common Share Purchase Warrants - "A"	20,325,203	Exercisable for one common
		share at Cdn $3.00 until
		December 28, 2006

Employee Stock Options	3,291,200 issued	Various dates from January 15
(9,710,752 authorized)	1,185,300	2006 through September 23,
	exercisable	2011; strike prices from
		Cdn$ 0.75 to $2.88. Average
		strike price of issued options is
		Cdn $1.71

On March 28, 2002 the Corporation issued a total of 3.6 million 8% convertible preference shares to what was then an affiliate, Brascan Financial Corporation ("Brascan"). These shares were converted into common shares at Cdn $ 1.51 per share on June 25, 2002. The first tranche of common share purchase warrants were issued on December 28, 2001, and the second tranche ("A") were issued on March 28, 2002 and on June 25, 2002 as part of a common share issue and a flow through share issue. These transactions are more fully described in the section Corporate History (2.1).

1.4 Shareholder Rights Plan

At the May 14 2004 Annual General Meeting, shareholders approved the shareholder rights plan that had been approved by the Board of Directors of the Corporation on March 11, 2004 (the "Effective Date"). The Plan will be in effect until March 11, 2010, the sixth anniversary of the Effective Date, but must be reconfirmed by the shareholders at the 2007 annual general meeting.

The shareholder rights plan (the "Plan"), is designed to ensure the fair treatment of Northgate's shareholders in the event of a take-over bid for the common shares of Northgate and will provide the Board of Directors and Northgate's shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value.

At the close of business on the Effective Date, one right (a "Right") is issued and attaches to each common share of Northgate outstanding at that time. A Right will attach to each common share of Northgate issued after the Effective Date.

The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes "Permitted Bid" provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of Northgate or the commencement of a take-over bid that is not a Permitted Bid.

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1.5 Change of Name

At the May 14, 2004 Annual General Meeting, shareholders approved a change in name for the Corporation. The name was changed from Northgate Exploration Limited to Northgate Minerals Corporation in order to better differentiate the Corporation from companies that are not mineral producers or those that operate in the oil and gas sector.

2.0 GENERAL DEVELOPMENT OF THE BUSINESS

Northgate is a Canadian based gold and copper concentrate producer. The Corporation owns and acquires properties, explores for precious and base metals. By market capitalization and ounces of gold production the company is classified as a mid-tier gold mining company. Northgate owns a low-grade open pit mine (Kemess South) that processes its ore through a floatation mill circuit. Achieving profitability is dependent on metal prices and foreign exchange rates as described above as well as achieving low operating costs through the mining and milling of large volumes of ore. In this respect the Corporation is one of the most efficient mines in the world for an operation of its size.

The Corporation acquired its interest in the Kemess Mine in November 1999 when it purchased a 95% royalty interest in the mine from the Interim Receiver of Royal Oak Mines Inc. ("Royal Oak"). Royal Oak's creditors and the Ontario Superior Court of Justice approved this purchase effective February 14, 2000.

In order to finance the acquisition of the Kemess Mine, Northgate arranged bridge financing with Brascan that at December 31, 2000 totalled $166 million (Cdn $268 million), repayable at the option of Northgate, in common shares. On December 31, 2000 Northgate converted its royalty interest into a 95% equity interest in Kemess Mines Ltd. Subsequent transactions that repaid the bridge loan are described in the next section, which also summarizes the details of the secondary offering in which Brascan sold their remaining interest in Northgate, except for a 1.62% Gross Metal Value Royalty and the continued guarantee of the project debt facility.

In 2000, the Company initiated exploration in the area of the Kemess North deposit. The surface expression of low grade mineralization had been recognized and worked on for many years by previous operators and had been the stimulus for work in the area. The 2000 work by Northgate resulted in the discovery and recognition of a high grade core to the occurrence. The extent of this mineralization was defined by subsequent drill programs and a Feasibility Study was initiated and subsequently completed in 2004.

2.1 Three Year History

Kemess Mines Ltd.

On September 13, 2001, Kemess Mines Ltd. completed a $100 million syndicated credit facility, the proceeds of which were used to repay the principal on Northgate's senior debt facility owing to Brascan. The interest rate on the six-year facility is LIBOR + 1%. The entire amount of the loan is guaranteed by Brascan. Brascan charges Kemess Mines Ltd. a 1% guarantee fee. During 2004, Kemess Mines Ltd repaid a total of $12 million of the facility; at December 31, 2004, $43.5 million remained outstanding.

$140 Million Equity Financing Completed March 28, 2002

On December 19, 2001, the board of directors of the Corporation approved a Financing Plan consisting of: (i) a Unit Offering, (ii) a Flow-Through common share offering, (iii) a Cdn$25 million Rights Offering to existing shareholders, and (iv) a Cdn$90 million private placement of Class A Preference Shares to Brascan and/or its affiliates. Two prospectus' were filed with Canadian Securities Administrators on SEDAR in connection with the Financing Plan on February 18, 2002 and none of the securities issued under the plan were registered under the United States Securities Act of 1933, as amended, and therefore were not offered or sold in the United States. The Unit Offering and the Rights Offering allowed the purchase of units of the Corporation at a price of Cdn$1.26 per unit, each unit consisting of one common share of the Corporation and one-half of one Common Share purchase warrant. The Financing Plan was structured to refinance the bridge loan owing to Brascan and to establish a long-term capital structure for the Corporation. On December 28, 2001, the Corporation entered into an agreement with BC Pacific Capital Corporation ("BC Pacific"), an affiliate of Brascan, and Brascan relating to their respective obligations under the Financing Plan. The Corporation and Brascan agreed to extend the maturity date of the capital securities from December 31, 2001 to June 30, 2002 in order to facilitate the transaction.

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The Rights Offering was made to all eligible holders of Common Shares as of March 1, 2002. BC Pacific agreed to exercise its rights under the Rights Offering to the extent of its proportionate interest in the Corporation. BC Pacific also agreed to directly or indirectly subscribe for additional units in order that the Corporation would realize the maximum gross proceeds of Cdn$25 million from the Rights Offering. It was not necessary for the Corporation to enforce this agreement as the Rights Offering was fully subscribed.

Since Brascan was a related party to the Corporation, pursuant to Rule 61-501 of the Securities Act (Ontario), Policy Q-27 of the Commission des valeurs mobilières du Québec (together, the "Policies") and the rules of the Toronto Stock Exchange, at a meeting of its shareholders held on February 15, 2002, the Corporation obtained approval of the Financing Plan from its minority shareholders (excluding Brascan and others). The Corporation was granted relief from the Ontario Securities Commission and the Commission des valeurs mobilières du Québec in respect of the requirements under the Policies to obtain a formal valuation of the subject matter of the Financing Plan.

Proceeds of the Unit Offering, the Rights Offering and the issuance of the Preferred Shares were used to repay the Corporation's capital securities on March 28, 2002. The gross proceeds of the Flow-Through offering of approximately Cdn$5.4 million were used by the Corporation to incur Canadian Exploration Expense ("CEE") during 2002, which the Corporation renounced to subscribers effective on December 31, 2001.

Equity Issue Completed on June 25, 2002

On June 25, 2002, the Corporation completed a Cdn$125 million equity financing consisting of the issuance of 60,975,610 common shares and 20,325,203 share purchase warrants. Coincident with the closing, all of the Corporation's convertible preferred shares were converted into common shares by BC Pacific at Cdn$1.51 per share.

Flow-through Equity Issue Completed on December 23, 2002

On December 23, 2002, the Corporation completed an equity financing for total gross proceeds of Cdn$1,445,000 by way of the issuance of 722,500 flow-through common shares at Cdn$2.00 each. Proceeds from the issue were used to finance the Corporation's 2003 exploration activities, including the continued exploration of Northgate's 65,000-acre property, subsequently expanded to approximately 87,256 acres (35,312 hectares) surrounding the Kemess South mine in the Toodoggone Region of British Columbia.

BC Pacific Secondary Offering Completed November 24, 2003

On November 24, 2003, BC Pacific and Northgate completed the sale by BC Pacific, an affiliate of Brascan, of 82,540,071 common shares of Northgate to a syndicate of underwriters at a price of $2.65 per share for aggregate gross proceeds to BC Pacific of $218.7 million.

Prior to the transaction, BC Pacific owned approximately 41.5% of Northgate's outstanding common shares. As a result of the transaction, BC Pacific no longer owns any common shares of Northgate, although it continues to own warrants to purchase 6,220,803 common shares of Northgate. Following this transaction, Northgate became a widely held public company, and to the best knowledge of management, no person or company beneficially owns, directly or indirectly, or exercises control or discretion over, more than 10% of the outstanding shares of the Corporation. Brascan still unconditionally guarantees Northgate's syndicated project loan ($43.5 million at Dec 31, 2004) and the associated gold forward sales contracts, for which Brascan is paid an annual fee of 1% of the outstanding loan.

2.2 Significant Acquisitions and Dispositions

In January 2003, the Corporation announced that it had reached an agreement with Royal Oak to acquire its 5% minority interest in Kemess Mines Ltd., in exchange for 7,186,000 common shares of Northgate. The transaction closed on February 14, 2003, at which point the Corporation owned a 100% interest in Kemess Mines Ltd.

Since the transaction was a "related party transaction" for securities regulatory purposes, the independent directors of Northgate were asked to consider it. The independent directors concluded that the transaction was fair from a financial point of view to the shareholders of Northgate.

NORTHGATE MINERALS CORPORATION	11

Bretzin Mines Limited

In December 1998, Bretzin Mines Limited ("Bretzin"), a wholly-owned subsidiary of Northgate, acquired a portfolio of mineral and exploration properties principally in South America. The purchase price for these properties was allocated to cash and notes receivable. The principal consideration given was $50,000 plus a $5.5 million promissory note, which bore interest at 5% per annum. In June 2001, Northgate sold all of its interest in Bretzin for consideration of $250,000 ($400,000 Canadian) plus the assumption by the purchaser of a Cdn $7.6 million promissory note payable.

Yamana Resources Inc.

In November 1999, Northgate agreed to provide Yamana Resources Inc. ("Yamana") with a $4 million project finance facility for the first phase of development of the Martha high-grade silver deposit in Santa Cruz Province, Argentina. In April 2001, Northgate agreed to extend Yamana a further $500,000 to complete the development of the mine. Shipments of direct shipping ore began in February 2001. In December 2001, Northgate agreed to extend the term of the loan facility and in April 2002 the loan was repaid in full when Yamana sold the Martha mine.

3.0 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Kemess South Mine, Kemess North Project and Other Mineral Claims

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal asset is its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights ("Kemess South") located in north-central British Columbia, 430 kilometres northwest of Prince George. The mineral rights cover an area of 35,312 hectares (35.3 square kilometres or 87,256 acres) and are held as three Mining Leases covering the Kemess South (1 lease) and Kemess North (2 leases) deposits, 206 mineral claims surrounding the Mining Leases and one mineral claim (NOR 1) is held under an option agreement. Thirteen of the two hundred and six claims are subject to minor net smelter return royalties, only two of these claims have known mineral reserves and these claims are now within the Kemess South Mining Lease. A two percent net smelter return royalty is held by a private syndicate and is subject to a Cdn$60,000 per year advance royalty. This covers a small portion of the Kemess South pit that is scheduled for mining in 2006. A second gross metal value royalty of 1.62% is held by Brascan and only applies to the Kemess South deposit. The Mining Leases are valid until 2027 and 2034 respectively and the majority of mineral claims have sufficient assessment credit filed to keep them in good standing until at least 2013 with the balance being valid until either 2011 or 2015.

The Corporation is currently focusing its exploration activities within its land position surrounding the Kemess South mine, on the Nugget Zone, and the Bear claims to the south of the Kemess South mine. The Corporation has also signed joint venture agreements with Rimfire Minerals Corporation ("Rimfire"), Doublestar Resources Limited ("Doublestar") and StrataGold Corporation ("StrataGold") for exploration and development of properties in British Columbia in the case of Rimfire and Doublestar, and the Yukon Territory in the case of StrataGold.

NORTHGATE MINERALS CORPORATION	12

3.2 Kemess North and South Reserves and Resources

The Corporation's reserves and resources at both Kemess South and North as at December 31, 2004 are summarized in the table below. Although Northgate has carefully prepared and verified the mineral reserves and resources presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2004	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000's lbs)

Reserves[1]

Kemess South	Proven	86,596,806	0.67	0.22	1,870,883	411,727

	Probable	206,100	0.09	0.90	603	4,071

		86,802,906			1,871,486	415,798

Kemess North	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798

	Probable	124,631,000	0.29	0.15	1,180,855	412,970

		423,898,000			4,091,402	1,452,768

Total Proven &
Probable Reserves		510,700,906			5,962,888	1,868,566

Resources (in addition
to reserves)[2]

Kemess South	Indicated	21,147,900	0.37	0.18	253,766	83,291

Kemess North	Measured	148,531,000	0.31	0.16	1,502,001	518,387

	Indicated	137,308,000	0.28	0.12	1,235,234	368,022

Nugget (West Cirque)[3]	Measured	3,341,000	0.38	0.07	40,313	5,311

	Indicated	6,112,000	0.36	0.07	70,211	9,109

Total Measured &
Indicated Reserves		316,439,900			3,101,525	984,120

The mineral reserve and resource estimates are prepared in accordance with the "Canadian Institute of Mining and Metallurgy Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines" using classical and/or geostatistical methods, plus appropriate mining parameters. Reserves were calculated using the following economic parameters: Exchange rate CDN$/US $1.40; gold price $375 per ounce, copper price $1.00 per pound; silver price $5.00 ounce. Resources were calculated using the same Exchange rate, gold price of $425, copper price of $1.20 and silver price of $5.00. The Kemess South estimates were prepared by Mr. Brian O'Connor, Chief Mine Geologist, and the Kemess North estimates were prepared by Mr. Jim Gray of GR Technical Services and Mr. Carl Edmunds, Exploration Manager of Northgate Minerals Corporation, all of whom are "Qualified Persons" for the purposes of "National Instrument 43-101, Standards for Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators".

______________________________________________
1 Reserves are calculated using a US/Canadian exchange rate of $1.40, Gold price of $375 and Copper price of $1.00
2 Resources are calculated using a US/Canadian exchange rate of$1.40, Gold price of $425 and Copper price of $1.20
3 Nugget (West Cirque) was calculated at reserve price assumptions but must be reported as a resource as there is no pit designed for this material. Additional resources are within the Measured and Indicated Resources for Kemess North

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A description of the Kemess South mine, the Kemess North deposit and other mineral claims can be found in a technical report entitled "Technical Report - Kemess Mine Review BC" prepared by MRDI Canada dated December 2001 and two addendum reports dated February 2002 (together the "MRDI Reports") which are all incorporated by reference herein. MRDI Canada, a division of AMEC E&C Services Limited, is an independent engineering and mineral industry consulting firm. A more current Technical Report on Kemess South is currently in preparation by Brian O'Connor, Senior Mine Geologist at the Kemess Mine and will be filed on SEDAR.

3.3 Kemess North

The Kemess North reserves and resources are documented in two NI 43-101 reports by GR Technical Services Ltd. entitled "Revised Kemess North Pre-Feasibility Project" that are incorporated herein by reference, and an updated Executive Summary which is reproduced below. (The updates only apply to the land status.) These reports are available on SEDAR at www.sedar.com.

Property Description - Location, Ownership and Current Operations

The Kemess North deposit is part of the Kemess Property, which is located approximately 430 km northwest of the city of Prince George, British Columbia, Canada, at 57°02' north longitude and 126°47' west latitude. The property includes one active mining lease (#354991) and 213 surrounding and contiguous mineral claims. Three additional mining leases are currently in the application process to cover the Kemess North area.

Legal surveys have been completed for mining lease #354991. The mineral claims covering the Kemess North deposit and the area to the north and west of the proposed mine have been surveyed and converted into mining leases.

The Kemess Property is owned and operated by Kemess Mines Ltd., a 100% controlled subsidiary of Northgate Minerals Corporation. Kemess Mines Ltd. holds the surface rights to the property through their mineral claims and mine lease.

The Kemess South mine, located on mining lease #354991, currently supplies mill-feed to a 52 000 tpd mill. In 2001, Northgate announced the discovery of a significant deposit at Kemess North, which was the focus of major drilling campaigns during 2002 and 2003.

The Kemess North project site is generally located in three north facing alpine cirques with original ground surface ranging from 1,500 to 2,000 m elevation all above tree line. Open pit mining will be located in the centre cirque and eastern cirques. The southern pit wall will be bounded by the southern headwall of the eastern cirques. The crusher and other infrastructure will be located at the pit rim in centre cirque. A natural rock glacier is evident in the western cirque. No surface development has been planned to date in the western cirque.

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35° to 30° and average annual precipitation amounts to 890 mm. Since mining will be scheduled for year round operations, 24 hours per day equipment and procedures will need to be adaptable for the variations of 4 seasons in a mountain environment. The current Kemess South operations will be suited for Kemess north with some provision for more extreme weather conditions at the higher elevations and provision for avalanche monitoring and control.

Access to the Kemess North project is provided by both air and road via the current Kemess Operations. Personnel are from various locations in British Columbia and Alberta. There are scheduled year-round flights from surrounding communities and Vancouver. All season road access is from either the town of Mackenzie or Fort St. James via the Omineca resource access road. A privately owned, 380 km power line originating in Mackenzie in the south provides power to the mine area via the BC Hydro grid.

Kemess Mines Ltd. holds surface rights through their mineral claims and mining leases. Onsite infrastructure for the current operation consists of an office, maintenance facilities, a camp, a mill, crushers and raw ore stockpile areas, access and service roads, airstrip, explosives depot, and tailings facilities. The tailings pond capacity is sufficient to meet the needs of the Kemess South ore body until its completion in 2008.

The Kemess North mining plan is based on utilizing the current facilities for ore processing, accommodation, and support, plus new facilities for the Mining operation at Kemess North. These include

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access roads, potential waste dump sites, a pit side crusher and conveyor system to the current plant site, a field supervision and equipment service centre adjacent to the pit and a new tailings pond located at Duncan Lake.

Preproduction stripping and construction of the Kemess North field service facilities will commence 1 to 2 years in advance with production beginning when the ore transportation system from Kemess North is in place and the first pit side crusher is in operation. There will be a transition period required where both Kemess South and Kemess North mining operations are feeding the mill, which will continue until reserves are exhausted at Kemess South. When mining is completed at Kemess South all crushing capacity will be transferred to the Kemess North crusher station.

Tailings and waste dump facilities are being designed at Duncan Lake with sufficient capacity for the Kemess North waste. This includes all mill tailings and mine waste rock. Much of the mine waste rock is PAG material and is planned to be deposited sub-aqueously in the tailings pond. Any NAG material within the pit will be used for construction fill or deposited in waste dumps adjacent to the pit area but in the area specified within the water management plan.

Property Geology

Andesite Volcanics (Takla Group-T3)

The property is predominantly underlain by a thick (>1,000 m) succession of andesitic flows. The flows exhibit textures ranging from fine grained and massive to porphyritic with medium grained and mostly phyric, subhedral augite phenocrysts. The Takla volcanic rocks host a significant portion of the Au-Cu mineralization.

On surface, exposed in the cirque headwalls and some upper intersections of drill intercepts is a bladed feldspar porphyritic unit. Due to the lack of bedding and/or marker horizons, the inclination of the massive thick succession of Takla volcanics is difficult to ascertain but probably reflects the regional trend of flat lying Mesozoic assemblages.

Dacitic Polylithic Fragmental (Hazelton Group - H3:Toodoggone Formation)

Mantling the northern and eastern limits of the Kemess North area is a matrix supported polylithic fragmental volcanic unit. The Polylithic Fragmental Dacite is an enigmatic unit as it shows field relations suggestive of both an extrusive and intrusive emplacement mechanism. The evidence suggests that basement structures and conduits that allowed extrusion of the local Toodoggone volcanic assemblage underlie the Kemess North area.

Quartz Monzonite/Quartz Diorite

These are intermediate intrusive units do not reach surface. The main quartz monzonite mass beneath East Cirque hosts the bulk of the Cu-Au mineralization at Kemess North.

Post-Mineral Dykes

Post-ore dykes, including feldspar porphyry and minor mafic varieties, cross cut Takla volcanics and outcrop locally in cirque highwalls and along ridges. The feldspar porphyry dykes also cross cut the Jurassic-Toodoggone fragmental unit and are generally barren and unaltered. The relationship of the feldspar dykes with the larger quartz diorite stocks is not clear, however they appear temporally late in the sequence of events. Mafic dykes are generally thin (<1 m to 4 m), dark green and barren of sulphides and veining.

Faults

At least three steeply dipping, northwest trending normal faults have been inferred from surface mapping and drilling to transect the Kemess North property. Fault spacing ranges from 500 m to 1,500 m and they are generally parallel to the Duncan and Saunders Faults located west and east respectively.

Broken Zone

A flat-lying zone of intensely broken rock and multiple gouge zones (which results in poor drilling conditions) occurs above the deposit, and is referred to as the "Broken Zone". The Broken Zone averages about 80 m from surface to competent bedrock and is comprised of clay, multiple gouge zones and a pyritic-argillic alteration component. Theories on the formation of the Broken Zone range from the effects of present day weathering, porphyry related alteration zonation, to the tectonic end products of shallow

NORTHGATE MINERALS CORPORATION	15

faulting and thrusting. The most plausible explanation is that the Broken Zone and related phyllic alteration are due to pre-Toodoggone weathering processes.

Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite. Alteration and mineralization is associated with, and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive intersected at depth beneath the East Cirque.

The highest-grade Au-Cu zones occur at or near the quartz monzonite - Takla volcanic contact. This zone occurs mostly within the quartz monzonite stock and to a lesser extent within the andesite adjacent to the intrusive stock. The protolith is commonly completely replaced. The quartz monzonite/quartz diorite stock and associated quartz-magnetite zone is interpreted as the heat source driving the porphyry copper-gold system at Kemess North.

Grading outwards from the East Cirque stock into the Takla volcanics, silicification decreases. Sericitization, commonly from the destruction of matrix and phenocryst plagioclase, is pervasive in the Takla volcanic rocks. The uppermost alteration zone is the phyllic or "QSP" zone, which consists mostly of sericite-chlorite-quartz +/- pyrite and forms the extensive Broken Zone and bright orange-red outcrops at surface. Pyrite is common throughout (5-7%), both disseminated and within vuggy quartz veining. This alteration zone is mostly barren of any significant Cu and will often show a slight increase in Au with depth. It has been postulated that this zone shows similarities to an acid leached cap, however it lacks any form of supergene enrichment in base metals, as occurs at Kemess South.

Overall, sulphide mineralization throughout the deposit consists of 2-3% pyrite, with lesser amounts of chalcopyrite and traces of molybdenum. Pyrite occurs as disseminations, fracture fillings, and veins up to a few centimetres wide generally associated with quartz-anhydrite-magnetite veins and zones of quartz-magnetite replacement. The mode of occurrence of chalcopyrite is similar except that veinlets are rare and significant disseminations occur in zones of stronger quartz-magnetite stock work and quartz-magnetite replacements. Gold and copper grades variably diminish outward into the hanging wall and footwall. Total sulphide content in the core of the deposit averages 3-5%, rising to 5-7% in the pyrite-rich sericitic altered upper halo.

Moving west of East Cirque to the Nugget Zone, alteration and mineralization becomes irregular as the intrusive units approximate steeply dipping dykes. The Nugget Zone alteration is dominated by weak chlorite-biotite altered Takla volcanics commonly with disseminated magnetite. Substantial gold-copper mineralization is present within the Takla volcanics but at depths exceeding 400 m. The Nugget Zone generally exhibits a higher gold to copper ratio than Kemess North, and rare narrow intersections of gold grades of up to 8 g/t are present.

Exploration

The Kemess North property represents a highly advanced project. The early exploration work in the area identified a porphyry target but it wasn't until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in the proposed pit area by drilling 16 holes in 2001, 41 holes in 2002, and 19 holes in 2003.

Because the target is deep, geological mapping and geochemical techniques add little value, likewise, surface and airborne geophysical exploration have contributed little.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. Since 2001 to the present day there has been continuity in personnel both in the field and with the data interpretation. It is considered that the reliability of the data obtained with exploration is very high.

Modelling Resources and Reserves

Kemess North is a large copper-gold porphyry deposit and is typical of porphyry gold-copper deposits in the western cordillera. The deposit has a low-grade ore zone at a depth of 150 m below the ground surface on the western side of the deposit and a higher grade zone 300 to 550 m below surface on the eastern side. A 3-D Block Model has been used to represent the Kemess North mineral Resources. The geology model area used is large enough to include drill holes from the Nugget area to the west and the Kemess East area. To restrict the resource estimate to defined geology units, four major lithology zones were modeled as defined by the drillholes.

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A summary of information from the database and geostatistical resource estimate work includes the following:

  198 drill holes

  40,237 copper assays

  39,821 gold assays

  Copper and gold show a correlation factor of 0.80.

  Outlier high grade cutoffs were applied to both Copper and Gold. 14 Copper assays were cut to 1.35% and 16 high grade Gold assays were cut to 4 g/t. The cut grades were used in compositing.

  5 m and 15 m fixed length composites were generated for comparison of the composite length on grade dilution and loss effects with respect to the original assays. The 5 m composites were chosen for modelling which is reasonable for this type of deposit.

  The influence of a few remaining high-grade composites were limited to a maximum of 50 m during interpolation.

  The composites were tagged with a Litho code according to the 3-D solid they were included with.

  Variograms (both grade and directional) using the 5 m composites were studied for Litho codes 5, 6, and 7. Kriging parameters were determined from the variograms for Litho zones 5, 6, and 7.

  A contact analysis was completed indicating that the transition zone across the Litho boundaries is less than the typical drill spacing. Therefore a hard-boundary approach was chosen to interpolate each Litho zone separately.

Eighteen drill holes with suspect down-hole surveys were found in the database. Two models were built, one with all of the drill holes, where the suspect holes had their down-hole surveys corrected, and the second with the 18 suspect drill holes removed. The resulting models were very similar in contained resources however subsequent mine planning work with the two models showed similar economic pit sizes for the two models were achieved with only a 5% difference in input metal prices. With this sensitivity it was decided for the mine planning work, to use the model including the corrected holes since the assays are valid and excluding the holes is less representative than using the corrected holes.

The grade interpolation method and search distances for kriging were based on the Geostatistical analysis and variogram parameters. A minimum of 3 and a maximum of 16 composites were used for the interpolations with maximum 4 composites from each quadrant. The maximum search for the composites was limited to 200 m. The general steps were:

  A background interpolation was done using the inverse distance weighting to a power of three without using the litho boundaries.

  Separate "Ordinary Kriging" ("OK") runs were made for AU and CU for LITHO codes 5, 6, & 7 (6 runs) using the specific interpolating parameters for each metal by zone. For blocks that meet the selection criteria the background values were over written.

  The methodology employed for the grade interpolation of the model followed the standard industry practices and is based on the extensive experience on similar deposits.

  The reserves Class codes were assigned based on the Geostatistical analysis and the following items loaded into the model during the grade interpolation runs.
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Resource Classification Criteria Used

1	2	3
Measured Resources	Indicated Resources	Inferred Resources
DIST = < 30 m	DIST = 31-50 m	DIST > 150
or	and	or
	NCOMP = < 5	Other blocks that cannot be
DIST = 31-50 m	or	classified as measured or
and	51 m < DIST < 150 m	indicated
NCOMP > = 5	and
NCOMP > = 5
or
51 m < DIST < 200 m
and
LITHO = 5, 6, or 7

Where DIST is the distance to the nearest drill hole from the centre of the block and NCOMP is the number of composites used in the interpolation of a block.

Mineral Resources

The following Resource tables are based on the total Geological Model. They only include material within the defined LITHO zones.

Summary of Measured Resources

		Ordinary Kriging		Inverse Distance
				(power = 3)
Cu %	Tonnes	Mean	Mean	Mean	Mean
Cutoff	(Mt)	Cu %	Au g/t	Cu %	Au g/t
0.00	739.6	0.127	0.237	0.127	0.238
0.05	589.4	0.153	0.278	0.154	0.279
0.10	435.9	0.181	0.320	0.182	0.324
0.15	263.7	0.217	0.376	0.220	0.385
0.20	123.2	0.267	0.465	0.273	0.478
0.25	52.5	0.330	0.610	0.337	0.627
0.30	27.6	0.384	0.769	0.393	0.793
0.35	15.7	0.430	0.928	0.442	0.962
0.40	8.8	0.477	1.083	0.491	1.131
0.45	4.5	0.527	1.246	0.547	1.309
0.50	2.4	0.575	1.452	0.592	1.486

Summary of Indicated Resources

		Ordinary Kriging		Inverse Distance
				(power = 3)
Cu %	Tonnes	Mean	Mean	Mean	Mean
Cutoff	(Mt)	Cu %	Au g/t	Cu %	Au g/t
0.00	947.9	0.098	0.186	0.098	0.185
0.05	632.8	0.136	0.235	0.135	0.234
0.10	411.2	0.170	0.289	0.170	0.289
0.15	218.9	0.210	0.350	0.209	0.349
0.20	95.9	0.259	0.437	0.257	0.434
0.25	38.5	0.317	0.569	0.314	0.567
0.30	19.0	0.365	0.714	0.362	0.714
0.35	9.6	0.409	0.895	0.406	0.897
0.40	4.2	0.457	1.099	0.465	1.104
0.45	1.8	0.502	1.206	0.513	1.219
0.50	0.8	0.547	1.251	0.547	1.249

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Summary of Inferred Resources

		Ordinary Kriging		Inverse Distance
				(power = 3)
Cu %	Tonnes	Mean	Mean	Mean	Mean
Cutoff	(Mt)	Cu %	Au g/t	Cu %	Au g/t
0.00	337.1	0.040	0.068	0.040	0.068
0.05	74.1	0.131	0.164	0.131	0.164
0.10	41.9	0.175	0.217	0.175	0.217
0.15	28.4	0.196	0.234	0.196	0.234
0.20	11.2	0.234	0.307	0.234	0.307
0.25	2.9	0.276	0.397	0.276	0.397
0.30	0.27	0.357	0.542	0.357	0.542
0.35	0.18	0.376	0.589	0.376	0.589
0.40	0.06	0.407	0.646	0.407	0.646

Five individual areas were selected from the geologic model as manual checks for grade and tonnage. The copper and gold grade estimates were calculated by averaging the assay grades from all of the drill hole intercepts within the block. The tonnage was calculated by using the averaged bulk density (SG) of the data from within the block.

The estimated grades are very close to the modeled grades for both copper and gold ranging from -7.0% to + 8.2% for Copper and -6.5% to +6.8% for Gold. The small variance indicates the modelling method to be reasonable.

Reserves

The Ultimate Economic pit limit is based on a Lerchs-Grossman pit optimization evaluation of the resource in the 3-D block model. This evaluation includes the Project Base economic parameters, and overall slope design parameters derived from Geotechnical evaluation of the pit walls. The economic pit limited is also constrained to only consider Measured and Indicated Reserve Class material to generate revenue. A final pit design has been designed (P634) based on this Ultimate economic pit limit study and from more detailed Geotechnical slope design parameters including high wall haul roads. The Reserves within the P634 pit design are generated from 3-D block model.

Mining recovery is estimated at 95% and mining dilution of 10% is applied at the contact between ore and waste. The dilution grade is estimated at 0.08 g/t Au and 0.05% Cu which is the average grade of material below the incremental cutoff grade. Interpolated SG is used.

A NSR cutoff has been determined for the Reserves calculation using the following factors:

  NSP (net smelter price); copper C$0.901/lb and gold C$11.753/g.which accounts for offsite expense, smelting, and refining.

  Mill recovery factor; 88.8% for copper and 61.5% for gold.

The reserves for the final pit limit (P634) based on an NSR cutoff of $2.2 are:

Reserve Estimate
Kemess North, Pit P634

	Diluted Mineable	Cu	Au
	(tonnes x 106)	(%)	(g/t)
Proven	282.40	0.159	0.306
Probable	131.84	0.160	0.310
Total	414.24	0.160	0.307

The final pit design includes 335.09 million tonnes of waste for a strip ratio of 1:0.81. Note that the reserve tonnages above are all included in the Resource tonnages listed earlier.

The overall pit slopes and detailed bench design parameters have been provided by Knight Piésold for the different sectors of the pit wall based on an aggressive 1.2 Factor of Safety. The slope design parameters used are contingent on certain operating practices and monitoring as prescribed by Senior review Consultants Will Bawden PhD, PEng of the University of Toronto, and Chuck Brawner PEng. Knight Piésold

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have indicated several design modifications required to the South wall of Pit P634. These may increase the waste stripping by up to 10% but this is within the accuracy of the reserves estimate and will not affect the overall economic viability of the design. These modifications will be made during the Feasibility Design stage.

The LG sensitivity analysis was used to design the pit pushbacks. To enable a more even annual strip ratio in the production scheduling, the first pushback will mine the near surface lower grade ore on the west side. The deeper east side is split into 2 stages, a shallower north side and a deeper south side mining to the ultimate pit depth. The first pushback has been further revised where the initial benches in the Pre-stripping period are included as a Pre-Production phase. The size of the stages was roughly determined to ensure that each have a sufficient bench width to enable efficient mining operations and for all the stages, the design was pushed to the ultimate pit lateral limit on three walls, with subsequent pushbacks expanding in one direction only. This will enable much more efficient mining operations when adjacent pushbacks are being mined at the same time.

The production schedule for Kemess North is run from the Pit Phase reserves. All production will be from the owner's fleet except for minor tonnages for the small initial benches of each pushback. These will require smaller specialized equipment to operate on the steep original ground at the top benches. The major mining equipment from Kemess south will be transferred to Kemess North as ore and waste production is reduced in Kemess South. To meet the higher strip ratio requirements, additional haul trucks will be purchased. The ore annual ore targets are adjusted each year to reflect the ore hardness and anticipated SAG mill through put according to the "HARD" (BWI) value in the Pit Reserves.

Milling

The Kemess North ore will be processed in the existing Kemess plant, initially with integrated co-production with the current Kemess South ore and as a stand-alone operation after the Kemess South ore is depleted. During the co-production period the plant capacity will be increased and an ore transportation system from Kemess North will be installed. This will include an Underground ore conveyor system and pit-side crushers. The current capacities, costs and metallurgical performance of the plant are well defined and carry a high level of assurance into the Kemess North project performance and cost estimates.

The metallurgical test work for Kemess North is based on metallurgical samples taken from the exploration drillholes. The met samples were well located to represent the deep ore for the Kemess North deposit. Future testing should also be done on the shallow ore on the west side of the pit for more detailed prediction of operating performance during the earlier years of the project.

The ores of Kemess North share a number of favourable characteristics with the Hypogene ores of the Kemess South deposit:

  Both deposits carry "clean" sulphides without surface oxidation.

  Impurity elements occur in extremely low concentrations.

  The sulphides are coarse grained and are adequately liberated for rougher flotation at a grind of K80 at 145 µ.

  Ball mill work indices are low compared to a majority of porphyry deposits.

  The average metal contents of North ores are slightly lower, copper at 0.20% Cu versus 0.22% Cu and gold at 0.4 g/t Au versus 0.75 g/t for South ores.

  The pyrite content of Kemess North averages 4% compared to 1% pyrite for the South ores. Since pyrite contains finely disseminated gold, higher pyrite carries a larger portion of gold to tailings.

  The near surface ores of the North deposit are of slightly lower grade than those of deeper zones.

  The rougher flotation with Kemess North ores in essence is a bulk sulphide float. Rougher concentrates have to be re-ground to a K80 of less than 20 microns for cleaner flotation to produce quality concentrates.

  Existing flotation cell capacity and de-watering equipment are adequate for treatment of North ores.

  Concentrates will be free of deleterious impurities.
NORTHGATE MINERALS CORPORATION	20

  The Net Neutralization Potential for all North composites is negative; therefore the tailings will be acid generating unless stored under water cover.

Subsequent analytical work has been completed on the samples from the flotation test work and determined that there was a relationship between Ag and Au in the concentrate for the various pit zones. Silver grades have not been included in the Mining reserves and have not been used in any of the economic pit limit/reserve calculations. Small silver credits have been included in the financial modelling.

Environmental

Environmental considerations for the Kemess North project have been integrated with the Total Kemess property requirements for ongoing operation and final closure. Klohn Crippen has been retained for this work, which covers Mine Waste Management, Water Management, Environmental studies, and Mine Closure planning. Klohn Crippen's work involves the base line data studies, evaluations, process design and costing as required to meet or exceed the regulations. These requirements have been included in the mining and processing designs and schedules. The capital and operating costs as determined by Klohn Crippen have also been used in the cost modelling.

Permitting

The permitting process for the Kemess North Project is being carried out by Northgate. The project entered the regulatory review process for mine development approval in October, 2003. This will involve two levels of government: Province of British Columbia and the Government of Canada and will be concurrent with the applications for Project Permitting. The provincial permits will establish the guidelines for environmental protection during the construction and operating phases of the Kemess North Project.

The formal project review was initiated with the submission of the Kemess North Project Description to the BC Environmental Assessment Office (EAO) in October, 2003. The EAO has the responsibility to notify all stakeholders and disseminate relevant project information during the review process. The primary government agencies involved are as follows:

Province of BC: Environmental Assessment Office, Ministry of Water, Land & Air, Ministry of Energy & Mines, and Ministry of Sustainable Resources;

Government of Canada: Canadian Environmental Assessment Agency, Department of Fisheries & Oceans, Environment Canada, and Natural Resources Canada.

On March 14, 2005, the Government of Canada (Canadian Environmental Assessment Agency) and the Government of British Columbia (British Columbia Environmental Assessment Office and the Ministry of Sustainable Resources) formally initiated a Joint Panel Review Process for the Kemess North Project.

The target for the approval for all permits is early 2006.

3.4 Summary of Kemess North Project Economics

In 2004 the Corporation completed the feasibility study on the Kemess North project. This indicated potential production of 2.6 million ounces of gold and 1.3 billion pounds of copper at a net cash cost of $US 180 per ounce of gold and a capital cost of $190 million. This would extend the life of the Kemess mine until 2019. At a Cdn$/US$ exchange rate of 1.45 the project IRR varies considerably depending on metal prices as illustrated in the following matrix.

		Copper Price $/lb

		$1.00	$1.10	$1.20	$1.30

	$375	5%	7%	10%	12%

Gold	$400	6%	9%	11%	13%
Price
	$425	8%	10%	12%	14%

	$450	9%	11%	13%	15%

NORTHGATE MINERALS CORPORATION	21

IRR sensitivities to the key project parameters are presented below:

Parameter	Change	Approximate IRR Change

Gold Price	± $25/oz	1.5%

Copper Price	± $0.05/lb	1.3%

F/X Rate	± 0.05 Cdn$/US$	1.5%

Initial Capital	± $10 million	0.4%

Smelter Charges	± $5/mt/$0.005/lb	0.5%

The Kemess North development scenario upon which the final feasibility study is based has ore production from the Kemess North pit commencing in late 2006. Kemess North ore will be streamed with Kemess South ore until reserves at Kemess South are exhausted in 2012. Kemess North ore will be transported from a primary crusher located adjacent to the Kemess North pit to the ore stockpile at the Kemess South mill via an 8.8 km conveyer that will pass through a 2.8 km tunnel. The longer period of simultaneous operations for Kemess North and South, compared to May 2004 pre-feasibility study, was made possible by the identification of approximately 25 million tonnes of ore at Kemess South that would be economic under the lower unit cost structure of the combined operation.

Development of the Kemess North deposit and the expansion of Kemess' current mill infrastructure to a capacity of 96,000 metric tonnes per day beginning in 2007 will require an initial capital investment of $US 190 million. This figure is $30 million higher than the pre-feasibility study estimate made in May 2004. A significant part of the capital increase resulted from the decision to increase mill capacity from 86,000 to 96,000 tonnes per day in order to enhance operating cash flow in years where lower grade, nearer surface ore is scheduled for processing. The balance of the increase was the result of the general escalation in equipment and construction costs in the current economic environment, which more than offset the slightly lower cost achieved in the final design of the tunnel and conveyer system.

The average cash cost of production during the 2007 - 2019 period is $180 per ounce of gold and the cost of production after mining at Kemess South ceases drops to $110 per ounce when higher grade ore at the core of the Kemess North deposit is exposed for processing.

The project IRR varies considerably depending on metal prices and the Cdn$/US$ exchange rate. A matrix of project IRR versus metal prices at an exchange rate of 1.45 is shown in Table 1 and project IRR sensitivities to various project parameters are shown in Table 2.

The total resource at Kemess North now contains 6.9 million ounces of gold and 2.3 billion pounds of copper within 719 million tonnes. In 2004, a total of 2,471 metres of in-fill drilling in seven holes was carried out in order to increase the confidence of the geological interpretation, specifically regarding the location of the limiting faults on the north and east sides of the deposit. The results of this work extended the high grade core of the deposit 50-70 metres to the east compared to the earlier interpretation. The effects of this are included in the Reserve and Resource statement listed above.

NORTHGATE MINERALS CORPORATION	22

3.5 Kemess South Operations

Gold and copper production from the Kemess mine have increased steadily over the past three years, as a result of improved copper recoveries and increased mill throughput. A more complete summary of operations for the three years is shown in the table below:

100% production basis	2004	2003	2002
Ore plus waste mined (tonnes)	56,000,000	53,872,000	42,842,000
Stripping ratio (waste/ore)	1.90	1.88	1.58
Tonnes milled (ore)	18,589,662	18,633,000	17,308,000
Average mill operating rate (tpd)	50,791	51,049	47,420
Gold grade (grams / tonne)	0.735	0.702	0.724
Copper grade (%)	0.231	0.225	0.236
Gold recovery (%)	69	70	70
Copper recovery (%)	83	82	81
Gold production (ounces)	303,475	294,117	282,300
Copper production (000's lbs)	78,291	76,177	72,900
Productivity measures:
Tonnes mined per man shift	826	803	645
Tonnes milled per man shift	290	281	254
Cash cost per ounce (US$)
Full Absorption Method[4]	135	219	204
Gold Institute Method[5]	81	175	180

Tonnes of ore and waste mined during 2004 increased 4% from 2003 due to increased productivity of the haul truck fleet which more than offset the effects of slightly longer haul distances as the Kemess South open pit continues to deepen. The 26% increase in tonnes mined from 2002 to 2003 was the result of the addition of two additional haul trucks to the fleet and improvements shovel utilization. The unit cost for mining during 2004 was Cdn$0.93 per tonne compared to Cdn$0.92 per tonne in 2003 and Cdn$1.06 per tonne in 2002. The large reduction in unit costs that occurred in 2003 was the result of the large increase in tonnes mined.

Mill throughput at Kemess in 2004 was comparable to throughput in 2003. Throughput in the two most recent years was 7% higher than it was in 2002 due to a 3% increase in mill availability and the effect of various operational improvements. A variety of operating practice modifications were implemented in the fourth quarter of 2004 which are forecast to increase mill throughput to approximately 52,000 in 2005.

Gold and copper recoveries averaged 69% and 83% respectively in 2004. Over the past three years, copper recoveries have improved 1% per year but gold recoveries have remained static. In the fourth quarter of 2004 a $3.5 million retrofit of the rougher floatation cells was completed which is expected to increase both gold and copper recoveries in future years.

The average unit cost of production in 2004 was Cdn$7.19 per tonne milled which was 6% higher than the Cdn$6.77 per tonne milled recorded in 2003 and 5% higher than the Cdn$6.85 in 2002. The increase in costs in 2004 were primarily the result of increased costs for grinding media (steel balls) and fuel and higher than average maintenance costs for the tailings pipeline and the crusher. The Kemess mine's cash cost dropped to $135 per ounce in 2004 from $219 per ounce in 2003 as a consequence of the substantially higher byproduct credit generated by higher copper prices and slightly higher metal production which more than offset the negative effect of the strengthening Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' cash cost dropped from $175 per ounce to $83 per ounce. Cash costs in 2003 were higher than they were in 2002 due to the adverse effects of the substantial appreciation in the Canadian dollar and an increase in waste stripping from 1.58 to 1.88 which were offset to a certain extent by a higher copper price and higher metal production.

______________________________________
4 Full absorption net cash cost per ounce of gold is calculated by subtracting the net by-product revenue from copper and silver from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold contained in the concentrate produced.

5 The Gold Institute net cash cost is calculated in the same way as the full absorption net cash cost, except that the cost of waste stripping in excess of the life-of-mine average is excluded from site operating costs.

NORTHGATE MINERALS CORPORATION	23

The Kemess mine is forecast to produce 280,000 ounces of gold and 76 million pounds of copper during 2005 at a net cash cost of approximately $196 per ounce, net of copper by-product credits calculated at a price of $1.40 per pound using an exchange rate of Cdn$/US$1.26. The metal production forecast for 2005 is slightly lower than the record 2004 metal production because the 2005 production schedule mines out the remaining lower grade ore in the east end of the pit.

During 2004 the Corporation continued its program of continuous improvement. Mill throughput has been increased by a number of initiatives, specifically, completion of the retrofit of floatation cells, the conversion of the second SAG mill to a higher speed, re-cycling of grinding steel and continuation of the Power Smart program. Additional definition drilling of the resources contained in the 2003 statement of Reserves and Resources allowed the conversion of a significant portion of these resources to reserves. This conversion has the effect of lowering non cash costs by decreasing the amortization charge against each tonne of ore. This program along with other operating improvements maintained 2004 mining costs at Cdn$0.93 per tonne compared to $0.92 in 2003. Total unit cost of production increased from $6.77 in 2003 to Cdn$7.19 largely as a result of increased costs for fuel, grinding media, and higher than average maintenance costs.

Environmental Matters Reclamation and Closure

The Kemess mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures.

As at December 31. 2004 the provision for site closure and reclamation costs was $21.1 million. Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The expected site closure costs used in the determination of this provision total of US$28.2 million are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

At December 31, 2004, Kemess Mines Ltd. has a security bond of CDN$14,000,000 posted in connection with its reclamation permit for the Kemess South Mine. During 2002, Kemess Mines Ltd. and the Government of British Columbia amended the reclamation permit such that Kemess Mines Ltd. agreed to provide additional security instalments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009.

3.6 Other Exploration in the Kemess Camp

Exploration work in 2004 consisted of diamond drill holes totalling 4,723 meters in length. The drilling was directed towards a number of targets, specifically the Nugget Zone, Duncan Ridge and the Hilda occurrence. In addition to porphyry gold copper deposits, the Corporation's exploration team believes there continues to be the potential for higher grade gold vein or epithermal deposits and base metal skarns, examples of which are well documented elsewhere in the Toodoggone mineral district. These deposits types, if found, would offer the opportunity to supplement the mill feed at significantly higher grades than those currently being mined, and with the existing infrastructure at Kemess South, it is anticipated that the development and operation could be achieved with fairly low capital and operating costs.

Drilling on the Nugget Zone focussed on an area around a 2003 hole that intersected 419.4 metres of porphyry mineralization containing 0.38 g/t gold and 0.13% copper starting at 24.4 metres depth. This is similar in grade and thickness to drill holes within the Kemess North deposit. Seven drill holes (2,429 metres) defined a reserve of 9.5 million tonnes at overall grades of 0.37 g/t Au and 0.07 % Cu. This mineralization is a satellite deposit to Kemess North. From a potential mining perspective the much lower strip ratio (waste/ore) will favourably impact the economics of this zone.

As part of an evaluation of the overall mine property, additional deposit types were investigated. Five kilometres west of Kemess North, on Duncan Ridge, skarn/carbonate replacement type mineralization was know from a 2003 drill intersection of 11.75 meters of 0.8% copper, 2.2% zinc and 12.7 g/t silver. Surface and down hole geophysical surveys were carried out in 2004 with four follow up drill holes (1,449 metres) which failed to discover additional mineralization. Trenching and drilling of six holes (845

NORTHGATE MINERALS CORPORATION	24

metres) in the area of the 2003 discoveries of mesothermal and vein type gold occurrences located the source of these mineralized boulders, however these occurrences are relatively thin and discontinuous.

Claims staked south to the current Kemess mill facility were evaluated with a deep penetrating geophysical survey and drilling of the targets identified commenced in January of 2005.

NOR 1 Claim

On October 15, 2004, Northgate and a prospector signed an Option Agreement providing for Northgate to earn a 100% interest in the NOR 1 claim, located to the west of and adjacent to the Kemess Mine property in the Omineca Mining District, north central British Columbia, Canada.

The agreement allows Northgate to earn this interest through exploration expenditures of $250,000 over a three year period with cash payments of $75,000 over this same period, subject only to a 2% Net Smelter Return Royalty, half of which is purchasable for $1,000,000 within 10 years of the exercise of the Option.

The NOR 1 claim contains 20 units or 500 hectares (1,235 acres). The property is for the most part covered by Toodoggone volcanic rocks similar to the rocks overlying the south part of the Kemess South deposit. Exploration in 2005 will be directed towards the underlying Takla volcanic rocks that host the ore deposit at Kemess South.

3.7 Other Exploration (Option Agreements)

Sustut Copper Project

On June 21, 2004, Northgate and Doublestar Resources Limited signed a Purchase Option Agreement providing for Northgate to purchase a 100% interest in the Sustut Copper property, located 40 km south of the Kemess Mine in the Omineca Mining District, north central British Columbia, Canada.

The Agreement provides for Northgate to purchase this interest by making payments totalling $1.705 million dollars as the project achieves certain thresholds, $500,000 of which was paid upon signing of the agreement. The project is also subject to a sliding scale royalty based on the price of copper, as well as a 9% Net Profits Interest in favour of Falconbridge Limited. The royalty varies with the price of copper as follows:

Copper price per pound (US $)	Royalty per tonne delivered to
the Kemess mill (Cdn $)

Less than $0.94375	Nil

Less than $1.00	$0.25

Less than $1.10	$0.50

Less than $1.20	$0.90

Less than $1.30	$1.10

Less than $1.40	$1.40

Equal or greater than $1.40	$2.00

The Sustut property comprises one Mining Lease (200 hectares) and 5 mineral claims (60 units), covering 15 square kilometres. The Sustut deposit consists of a sheet like sequence of fine grained disseminated copper minerals (chalcocite, bornite, chalcopyrite and native copper) within a much thicker sequence of volcanic derived sedimentary rocks belonging to the Upper Triassic age Takla Group. Although it is hosted in similar age rocks and rock formation to the Kemess South deposit, this is an entirely different deposit type.

NORTHGATE MINERALS CORPORATION	25

RDN Gold Property

On March 29, 2004, Northgate and Rimfire Minerals Corporation (TSX Venture-RFM), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the RDN property, located in the Iskut River area of north-western British Columbia, Laird Mining District. The 100% owned property consists of 16 mineral claims (213 units) in two separate claim blocks, the RDN and the Rest claims, covering 53 square kilometres.

Under the initial option, Northgate may earn a 51% interest in the RDN property by making exploration expenditures of Cdn$5 million over four years, including a firm commitment to spend a minimum Cdn$1,000,000 in 2004. In addition, Northgate will make property payments totalling Cdn$200,000 including an initial payment of Cdn$25,000 that was paid on signing. Upon completing Cdn$5 million in exploration expenditures and making the cash payments, Northgate will have an additional option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. The RDN claims are subject to a total net smelter return royalty of 1.34%. Half of this net smelter return may be purchased for $666,666. If Northgate vests their interest, should a party's participating interest be diluted below 10%, or should it fail to participate in a feasibility study or mine development program, it will forfeit its participating interest and receive a 5.0% net proceeds of production royalty. Rimfire will be the operator of exploration programs during the initial option, whereas Northgate will be the operator during the additional option and under the joint venture upon completion of the option period.

The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and alteration to that hosting the Eskay Creek gold and silver rich volcanogenic massive sulphide deposit 40 kilometres to the south, currently being mined by Barrick. Like Eskay Creek, sub volcanic feldspar porphyries intrude an intermediate to felsic package which is overlain by and interbedded with ryholite, fine grained marine clastic sediments and mafic volcanic rocks. The feldpspar porphyries and their extrusive equivalents are extensively altered and pyritized with host numerous precious metal-rich quartz-sulphide veins. A shallow marine magmatic/hydrothermal system has been demonstrated at a number of targets areas, such as the Marcasite Gossan, the Wedge Zone and the Jungle Anomaly. More than ten kilometres of "Eskay equivalent" stratigraphic contact have been identified on the RDN property. This is the target horizon for deposits of precious metal rich massive sulphides similar to the Eskay Creek mine. A description of the geology of the property has been prepared by Rimfire Minerals and was filed at www.sedar.com on July 31, 2003 under the Rimfire subsection.

During the 2004 field season three targets were tested by nine drill holes (2,499 metres). Although short intervals of gold and silver mineralization were intersected, these styles of mineralization were judged to be of little economic interest. The more significant finding was the discovery of native silver mineralization in outcrop at a contact between felsic volcanic rocks and sedimentary rocks, a setting that is similar to the high grade gold and silver mine at Eskay Creek, located 40 km to the south. This Blind Fault area and the Arctic Grid, with a gold and silver (3.6 g/t and 12.9 g/t respectively) bearing boulder will be the subject of further work in 2005.

Hyland Gold Property

On February 10, 2003, Northgate and StrataGold, (then a subsidiary of Expatriate Resources Ltd. (TSX Venture - EXR), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the Hyland gold property located in the Quartz Lake area in southeast Yukon, Watson Lake Mining District. The 100% owned property consists of 299 mineral claims covering 62 square kilometres.

Under the initial option, Northgate may earn a 51% interest in the Hyland property by making exploration expenditures of Cdn$5 million over four years, including a firm commitment to spend a minimum Cdn$700,000 in 2003. In addition, Northgate may make property payments totalling Cdn$210,000 including an initial payment of Cdn$85,000. Upon completing Cdn$5 million in exploration expenditures and making the cash payments, Northgate will have an additional option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. StrataGold will be the operator of exploration programs during the initial option, whereas Northgate will be the operator during the additional option and under the joint venture upon completion of the option period. As a result of the high costs and low drilling productivity in the 2004 field season this agreement was amended such that no property payment was made for 2004 and the exploration budget for 2005 was reduced to Cdn$500,000.

NORTHGATE MINERALS CORPORATION	26

The Hyland property is subject to a total net smelter return royalty of 1.25% on the entire property and an additional 1.0% net smelter return royalty on the core part of the property. The latter is capped at Cdn$1,500,000. Should a party's participating interest be diluted below 30%, or should it fail to participate in a feasibility study or mine development program, it will forfeit its participating interest and receive a 2.0% net smelter return royalty. A description of the geology and mineral deposits of the Hyland property prepared by Expatriate Resources can be found at www.sedar.com filed on June 13, 2003 under the Expatriate subsection.

Drilling in 2004 (1,800 metres in eight holes) continued to test a large geochemical anomaly within which previous workers and the 2003 program had identified oxide and sulfide gold mineralization. Three of the holes intersected broad widths of low grade gold and silver mineralization similar to the prior year's results. The remaining five holes intersected only narrow zones of low grade mineralization. Exploration in 2005 will be directed towards remaining untested geophysical and geochemical targets.

Except as otherwise noted herein, there have been no recent changes with respect to properties which the Corporation owns, or in which it has directly or indirectly significant interests, which have materially affected operating profits and no such changes are expected. To the knowledge of the Corporation, the Corporation and its subsidiaries are in compliance with all environmental laws and regulations in effect in all jurisdictions in which operations are being conducted except as otherwise disclosed herein.

4.0 MARKET FOR SECURITIES

The Corporation's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol NGX. On July 11, 2003, the Corporation obtained a listing on the American Stock Exchange ("AMEX") in the United States under the symbol NXG. The warrants trade on the Toronto Stock Exchange under the symbols NGX.WT and NGX.WT.A.

A summary of the trading volumes and price range for these shares and warrants is presented below. (Dollars used here are Canadian dollars for the TSX and American dollars for the AMEX in 2004.)

	AMEX Trading Data (2004)
	Monthly Volume	High	Low
January	29,171,000	$2.45	$1.91
February	19,673,300	$2.44	$1.90
March	32,813,500	$2.58	$2.21
April	23,232,000	$2.47	$1.75
May	22,598,900	$1.90	$1.37
June	8,636,500	$1.62	$1.37
July	12,567,300	$1.71	$1.50
August	12,074,100	$1.77	$1.51
September	9,744,600	$1.93	$1.63
October	20,707,900	$2.20	$1.70
November	21,692,000	$1.97	$1.57
December	15,175,300	$1.78	$1.54
Total	228,086,400	$2.58	$1.37
Average Daily Volume			905,105

NORTHGATE MINERALS CORPORATION	27

Toronto Stock Exchange Trading Data (2004)
	Monthly Volume	High	Low
January	62,770,994	$3.12	$2.55
February	38,930,280	$3.06	$2.55
March	71,313,074	$3.43	$2.93
April	37,593,161	$3.30	$2.35
May	36,997,874	$2.56	$1.86
June	15,609,661	$2.26	$1.86
July	11,570,808	$2.29	$1.89
August	12,337,076	$2.34	$1.92
September	13,838,936	$2.45	$2.12
October	32,211,156	$2.71	$ 2.07
November	24,328,910	$2.40	$1.93
December	12,611,514	$2.09	$1.85
Total	370,113,444	$3.43	$1.85
Average Daily Volume			1,457,848

Warrants

NGX.W.A 2004	Quarterly Volume	High	Low

4th Quarter	1,825,803	0.67	0.26
3rd Quarter	962,818	0.63	0.42
2nd Quarter	1,362,713	1.10	0.40
1st Quarter	1,490,096	1.19	0.75

Total	5,641,430

Average Daily Volume			23,506

NGX.W 2004	Quarterly Volume	High	Low

4th Quarter	566,672	0.71	0.325
3rd Quarter	349,293	0.83	0.52
2nd Quarter	470,968	1.18	0.28
1st Quarter	1,147,012	1.15	0.74

Total	2,533,945

Average Daily Volume			10,558

Dividends

The Corporation does not currently pay a dividend. The decision to continue this policy will be determined by the Board of Directors from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Northgate considers relevant.

NORTHGATE MINERALS CORPORATION	28

5.0 DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and shareholdings in the Corporation as at December 31, 2004 are set out on the following page.

	Year of		Number of
Name, Municipality of Residence	Appointment as	Expiry of	Common
and Office Held	Director/Officer	Office	Shares Held	Principal Occupation or Employment (1)
G. Warren Armstrong (2)	1982	May 12,	100	Chairman and Director of Coniagas Resources
Toronto, Ontario	(1958-1972)	2005		Ltd. (natural resources company)
Director

C. William Daniel, O.C. (3)(4)	2003	May 12,	10,000	Corporate Director and Business Consultant
Toronto, Ontario		2005
Director

Patrick D. Downey (2)	1993	May 12,	2,500	Retired Executive
Freeport, Bahamas		2005
Director

J. Peter Gordon (3)	2001	May 12,	Nil	Managing Partner, Brascan Asset
Toronto, Ontario		2005		Management (financial services company)
Director

Keith C. Hendrick (2) (4)	2003	May 12,	3,000	Retired Mining Company Executive and
Toronto, Ontario		2005		Corporate Director
Director

Klaus V. Koningsmann (4)	2003	May 12,	2,000	Retired Mining Company Executive and
Oakville, Ontario		2005		Business Consultant
Director

Terrence A. Lyons (3)	1993	May 12,	135,000	Chairman of the Corporation
Vancouver, British Columbia		2005
Chairman of the Board
and Director

Kenneth G. Stowe	2001/1999	May 12,	101,001	President and Chief Executive Officer of the
Oakville, Ontario		2005		Corporation
President & Chief Executive
Officer, Director

Jon A. Douglas	2001	May 12,	18,000	Senior Vice-President & Chief Financial
Toronto, Ontario		2005		Officer of the Corporation
Senior Vice-President &
Chief Financial Officer

Bruce M. McKay	2000	May 12,	Nil	Partner Fraser, Milner Casgrain LLP (law firm)
Vancouver, British Columbia		2005
Corporate Secretary

Maurice Ethier	1999	May 12,		General Manager, Kemess Mines Ltd.
Smithers, British Columbia		2005
General Manager, Kemess Mine

Tara Gilfillan	2004	May 12,	Nil	Corporate Controller of the Corporation;
Toronto, Ontario		2005
Corporate Controller

Christopher Rockingham	2003	May 12,	1,500	Vice President Business Development and
Toronto, Ontario		2005		Exploration of the Corporation
Vice President Business
Development and Exploration

Peter MacPhail	2004	May 12,	7,000	Vice President Operations
Oakville, Ontario		2005
Vice President, Operations

Notes:
(1)	The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Corporate Governance Committee.
(4)	Member of the Health, Safety and Environment Committee. The Health, Safety and Environment Committee was created on February 25, 2004 and will monitor the Corporation's ongoing commitment to its principles and policies regarding health, safety and environment and sustainability matters.

NORTHGATE MINERALS CORPORATION	29

As at March 31, 2005, the directors and executive officers as a group owned or exercised control over a total of 280,101 common shares, which is equal to less than 1% of the total outstanding common equity of the Corporation on that date.

6.0 LEGAL PROCEEDINGS

In 1996, Golden Hill Ventures Ltd. filed an action against Kemess Mines Inc., a subsidiary of Royal Oak Mines Inc., in the Supreme Court of British Columbia claiming a declaration that the builders lien of Cdn$6.0 million placed on the Kemess mineral claims was a first charge lien, as well as Cdn$7.6 million in contractual claims and damages arising from its performance of contract work, notably preparation of the airstrip, airstrip access road, mill site and runoff pond, mill site access road and the main camp. Kemess Mines Ltd. was added as a party in August 2000 as the owner of the mineral claims over which the builder's lien was registered. The order regarding priority of the lien was sought against Kemess Mines Ltd. and the amount claimed in contractual claims and damages was claimed against Kemess Mines Inc. The action was tried from April 2000 to June 2001. The matter was settled in February of 2003 for Cdn$5.075 million.

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim. As the outcome of the suit and amounts payable, if any are not determinable, no amounts have been accrued as of December 31, 2004.

On March 5, 2004, the court ruled that California does have jurisdiction over Northgate in the State's claim for water quality remediation at the closed Jamestown Mine against the County of Tuolumne, Sonora Mining and other parties including Northgate. Northgate has appealed the decision and California's Court of Appeal has agreed to hear the case. It is expected that the hearing will take place within the first six months of 2005 however no definitive date has been set at this time.

In 2003, Kemess Mines Ltd. and Royal Oak were served with a Writ of Summons by Electrum Resources regarding the Corporation's Atty 1-8 claims, located north and northwest of the Kemess North deposit. A Statement of Claim was filed on February 21, 2005, from which it is clear the matter relates to an alleged incident at the time that Royal Oak Mines held the property. These mining claims contain no known mineral reserves or resources. As of March 15, 2005, the Corporation has entered into an agreement to settle this matter, subject to a final release document being executed.

7.0 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Northgate believes no director or executive officer of the Corporation has any interest in any material transactions during the years ended December 31, 2002, 2003 and 2004 with the following exceptions all of whom are or were affiliated with Brascan:

Mr. Terry Lyons, Chairman of the Board was a principal of BC Pacific Capital Corporation which was the controlling shareholder of the Corporation up until the secondary offering completed on November 24, 2003 that is described in the section on the Corporation's three year history. Mr. Lyons is no longer a principal with BC Pacific Capital Corporation, however remains as a director.

Mr. Peter Gordon Director of the Corporation is a Managing Partner of Brascan Asset Management, the major shareholder of BC Pacific Capital Corporation.

Mr. Samuel Pollack Director of the Corporation until the Brascan secondary offering was also a Managing Partner of Brascan. Mr. Pollack resigned from the Board of Northgate Minerals Corporation after the completion of the Brascan secondary offering.

Brascan has unconditionally guaranteed the Corporation's loan facility for which it receives a 1% guarantee fee based on the outstanding balance and also holds a 1.62% royalty on payable metals from the Kemess South mine. Brascan is also a major shareholder of Noranda Inc. to whom the Corporation sells 100% of its concentrate production.

In 2004 Brascan was not a related party. During 2003, Northgate paid $3,304,000 in interest royalties and guarantee fees to Brascan and its affiliate compared to $6,815,000 in 2003.

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Prior to his election as a director of the Corporation, Mr Klaus Konigsmann received fees of $23,931 for metallurgical and process consulting for the Kemess South mine and the Kemess North project. He has not provided any consulting services to the Corporation since being elected as a director.

8.0 TRANSFER AGENTS AND REGISTRATORS

The transfer agent and registrar is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

9.0 MATERIAL CONTRACTS

The Corporation has no material contracts outside those entered into in the ordinary course of business.

10.0 INTEREST OF EXPERTS

J.H. Gray, PEng, R.J. Morris, PGeo. K.W. Major, PEng, A. Arik of GR Technical Services Ltd prepared the NI 43-101 report entitled Revised Kemess North Pre-Feasibility Project, and Hatch Engineering prepared the Feasibility Study for Kemess North Invoices for these services were paid in cash.

The Reserve and Resource statements for Kemess South were prepared by Brian O'Connor Chief Mine Geologist who is a salaried employee of the Corporation. The Kemess North Resource statement was prepared jointly by Mr. J.H. Gray and Mr. Carl Edmunds, Exploration Manager of Northgate. Mr Gray was paid in cash and Mr. Edmunds is a salaried employee of the Corporation.

KPMG LLP are the Corporation's auditors. KPMG LLP also provides tax advice to the Corporation as directed and authorized by the Audit Committee. Invoices for these services are settled in cash.

11.0 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and the interests of insiders in material transactions is contained in the Corporation's Information Circular for the 2004 Annual General Meeting, Annual Report and comparative financial statements. A copy of these documents and this Annual Information Form may be obtained by contacting the Corporation at Suite 404, 815 Hornby Street, Vancouver, British Columbia, V6Z-2E6 - Telephone: 604- 681-4004, Facsimile: 604-681-4003, e-mail: ngx@northgateminerals.com.

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